January 24, 2025

Attn: Tara Harkins and Kevin Kuhar

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Cytonics Corporation

Offering Statement on Form 1-A Filed November 19, 2024

File No. 024-12533

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated December 16, 2024 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Offering Statement on Form 1-A of Cytonics Corporation (the “Company”), and submit this letter in response to those comments.

For convenience of the Staff, we are including the text of comments 1-22 followed by the Company’s response.

Offering Statement on Form 1-A Cover Page

1.	We note your disclosure that the “Total Maximum with processing fee price to public” row includes the processing fee paid by investors, but it appears that you use the $3.00 price per share as opposed to the $3.105 price per share when calculating the total maximum amount of $24,000,000. Revise to disclose the total maximum offering amount with the processing fee or explain how the $24,000,000 amount takes such fee into account. Please also confirm your understanding that your compliance with Rule 251(d)(2)(i)(C), when applicable, should be calculated inclusive of any fees paid by investors in connection with their investment.

The Company has updated the cover page to disclose the maximum offering amount, inclusive of the processing fee.

Offering Circular Summary The Company, page 6

2.	Please revise to disclose the current stage of development of CYT-108, briefly describe the additional steps necessary to commercialize your product candidate and state your clinical trial results may not support continued development of CYT-108. Please similarly revise your Business section to describe the additional steps necessary to commercialize CYT-108.

The Company has added disclosure on page 6 and throughout the Business Section beginning on page 28 to: (i) clearly state the current stage of development of CYT-108, (ii) describe additional steps necessary to commercialize our product candidate and (iii) state that our clinical trial results may not support continued development of CYT-108.

3.	We note your disclosure that you expect that the expenses of the offering will be approximately $6,000,000. We further note your disclosure on page 27 indicating that assuming a maximum cash raise of $20,000,000, the net proceeds of the offering would be approximately $17,000,000, inclusive of commissions, processing fees and additional expenses. Please reconcile your disclosure or advise.

The Company has reconciled disclosure on page 6 and page 27. The Company estimates that the maximum offering expenses of this offering will be approximately $4,500,000.

The Current Offering, page 6

4.	Please revise here and elsewhere, as necessary, to clearly state whether your outstanding shares of preferred stock will be converted into common stock in connection with the offering. Please also clarify whether you intend to obtain waivers of the pre-emptive rights referenced on page 17 prior to the commencement of this offering. With reference to your disclosure on page 53, please also revise this section to disclose the number of options you have outstanding and their exercise prices.

The Company has added disclosure on page 6 to clarify that the outstanding shares of preferred stock shares will not be converted into common stock in connection with this offering.

Further, the Company has added disclosure on page 20 stating that the Company intends to obtain waivers of the pre-emptive rights referenced on page 17 prior to the commencement of this offering.

With regards to page 53 the Company has added disclosure to disclose the number of options it has outstanding and the applicable exercise price.

Dilution, page 20

5.	Please tell us and revise your filing to provide a detailed computation of the 22,758,963 "shares issued and outstanding as of June 30, 2024" assuming the sale of $5 million, $10 million, and $15 million raised in this offering and reconcile this to the shares outstanding on page F-4.

The dilution table has been updated with additional footnotes to provide a detailed computation of the shares issued and outstanding assuming the sale of $5 million, 10 million, and $15 million raised in this offering. The provided information shows how the amount was calculated to include conversion of preferred stock. Further, these numbers and adjustments have been reconciled with the shares outstanding on page F-4.

Plan of Distribution

Perks and Additional Bonus Shares, page 25

6.	We note that you are offering certain perks such as a conversation with Gaetano Scuderi and a free APIC treatment comprised of your “FDA-approved therapy for osteoarthritis,” and that you “will cover the cost of the APIC kit plus the physician’s visit fee.” Please revise to reconcile with your disclosure that you “are of the opinion that these perks do not have any cash value and do not alter the sales price or cost basis of the securities in this offering.” In connection therewith, revise to provide the basis for your statement that your provision of the APIC treatment does not have any cash value. In this regard, your disclosure on page F-10 indicates that you generate your revenue in-part from such treatment program. Refer to the note to paragraph (A) of Rule 251 of Regulation A. In connection therewith, we also note your disclosures regarding the Bonus Shares for certain investors, including that certain investors may receive between 5% to 20% in Bonus Shares, “which effectively gives them a discount on their investment.” Please explain how your offering of Bonus Shares, together with such perks, will comply with Rule 251(d)(3)(ii) of Regulation A.

The Company has updated page 25 to identify the cash value of each perk. Further, the Company has removed language stating that a discount is received by certain investors receiving Bonus Shares.

Use of Proceeds to Issuer, page 27

7.	We note your statement that you anticipate needing approximately $10,000,000 for your Phase 2 trial. However, your table presenting estimated expenses shows $13,900,000 in Phase 2 clinical trial expenses if the maximum offering amount is raised. In addition, you state on page 31 that you intend to enter into a strategic partnership to fund the next valuation inflection, a Phase 2 clinical trial. Please reconcile your disclosure or advise. In your revisions, please clarify the amount of funds anticipated to be required to complete your planned Phase 2 trial. We further note your statement that you expect you will be able to still reach your "objectives" with 60% success in the offering. Please revise to clarify these objectives.

The Company has updated the language on page 27 to clarify our objectives and reconcile our language referencing funding that is needed for our Phase 2 clinical trial.

Overview, page 28

8.	Please provide the basis for your statement that “CYT-108 holds the potential to be the first and only treatment capable of modifying the course of this debilitating disease.” To the extent this claim is based on management's belief, please so state. Alternatively, please remove this statement.

The Company has removed this statement on page 28.

9.	Please revise the discussion of your notable milestones as follows: (i) Disclose the date(s) of the NIH grants and the product candidate(s) to which they relate; and (ii) disclose the date of Johnson & Johnson Development Corporation's investment in your company.

The Company has revised the discussion of its notable milestones to disclose the dates of the NIH grants and the product candidates to which they relate. Further, the Company has included the date of the Johnson & Johnson Development Corporations investment in the Company.

The Company's Business, page 28

10.	Please revise this section to disclose and discuss the relevant regulatory regimes affecting the development and commercialization of your products. Refer to Item 7(a)(2) of Form 1-A.

The Company has revised this section to disclose and discuss the relevant regulatory regimes affecting the development and commercialization of our products.

Alpha-2-Macroglobulin ("A2M") and Variant CYT - 108, page 30

11.	Please revise to summarize the preclinical data generated to date in support of the development of CYT-108. In your revisions, please disclose when you conducted preclinical studies and summarize their results.

The Company has revised this section to summarize the preclinical data generated to date in support of the development of CYT-108. In addition we have disclosed dates when we conducted preclinical studies and we have summarized their results.

12.	Please revise to briefly describe the trial design of your Phase 1 clinical trial for CYT- 108 and the primary and secondary endpoints.

The Company has revised this section to summarize and describe the trail design of our Phase 1 clinical trial for CYT- 108 and the primary and secondary endpoints.

APIC, page 30

13.	Please revise to remove the statement that your approved APIC therapy “de-risks” the development of CYT-108 as many of the risks regarding development of the product candidate are not within your control.

The Company has removed this statement.

Material Agreements, page 31

14.	Please revise this section to provide the following disclosure regarding your material agreements: (i) Whether the A2MCyte, LLC agreement has expired; (ii) the termination provisions for the agreements with Christie Medical Holdings and Astaria Global, LLC; and (iii) the royalty term for the agreements with Christie Medical Holdings and Astaria Global, LLC.

The Company notes that the A2MCyte, LLC agreement has expired. The Company has provided the termination provisions for the agreements with Christie Medical Holdings and Astaria Global, LLC. Further, the Company has included the royalty term for the agreements with Christie Medical Holdings and Astaria Global, LLC.

Intellectual Property, page 33

15.	Please revise to disclose the expiration dates for your issued and pending patents.

The Company has revised the patent table to include expiration dates of each patent.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 43

16.	Please expand your discussion of operating results to provide an analysis of the changes in revenue, professional fees and other general and administrative expense for the annual and interim periods presented. Refer to the requirements in Instruction 2. and 3. to Item 9(a) of Form 1-A. In this regard, revise your disclosure to separately quantify and explain the nature of the research and development expenses.

The Company has expanded its discussion of operating results to provide an additional analysis of changes in revenue, professional fees, and other general and administrative expenses for annual and interim periods.

Liquidity and Capital Resources , page 44

17.	We note your disclosures throughout the filing that there is substantial doubt about your ability to continue as a going concern. Given the disclosure that your expenses have exceeded your revenues, please expand the liquidity disclosure (both short and long term) to include a description and evaluation of your internal and external sources of liquidity. If you have identified a material deficiency in liquidity, indicate the course of action that you have taken or propose to take to remedy the deficiency. Refer to Item 9(b) of Form 1-A.

The Company has updated disclosure on page 44 to include a description and evaluation of our internal and external sources of liquidity and clearly states potential sources of capital.

Issuances of Equity

Regulation CF Offerings, page 45

18.	We note your disclosure on page 45 states that “[f]rom April 2022 to the date of this Offering Circular, the Company has conducted four separate offerings under Regulation CF.” Please revise to clarify if the Series C Preferred Stock offering from January to March 2024 was conducted pursuant to Regulation CF.

The Company has updated the disclosure to state the exemption that was relied on.

19.	We note your disclosure on page 45 indicating that in January through March 2024 you initiated a Series C Preferred Stock offering which resulted in gross proceeds of approximately $2.11 million. We further note your disclosures on pages 44 and F-15 indicating that during the first half of 2024, you raised $2,661,181 from the issuance of Series C Preferred Shares. Please reconcile your disclosures or advise. To the extent that these disclosures are referencing separate offerings, please revise your disclosure accordingly.

The Company has reconciled this discrepancy on page 45.

Compensation of Directors and Executive Officers, page 52

20.	We note you only disclose compensation for two individuals. Please revise to provide compensation for the three highest persons who were executive officers or directors during your last completed fiscal year. Refer to Item 11(a) of Form 1-A.

The Company has revised this table to provide compensation for the three highest persons who were executive officers and directors during our last completed fiscal year.

Condensed Consolidated Balance Sheet, page F-2

21.	Please include a footnote to the financial statements regarding the nature of the Subscription Receivable. Clarify in the footnote why classification in the balance sheet is appropriate. In this respect, please consider the guidance in Staff Accounting

The Company has revised this disclosure to include a footnote to the financial statements regarding the nature of the Subscriptions Receivable. The footnote clarifies why classification in the balance sheet is appropriate.

Note 7. Stockholders' Equity Stock Options, page F-14

22.	We note on pages F-16 and F-18 that you have granted stock options during the six months ended June 30, 2024 and subsequent to June 30, 2024. Please explain to us how you determined the fair value of the common stock underlying these issuances and the reasons for any differences between the recent valuations of your common stock leading up to the $3 estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

The Company submitted its response to this comment separately.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Cytonics Corporation. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson

Partner

CrowdCheck Law LLP

cc:	Joey Bose, Chief Executive Officer, Cytonics Corporation